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                                UNITED STATES                OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549       OMB Number: 3235-0167
                                                         Expires:October 31,2004
                                                         Estimated average
                                                         burden hours per
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                                   FORM 15

        CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
          OF DUTY TO FILE REPORTS UNDERSECTIONS 13 AND 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number  0-7949

                             BancWest Corporation
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            (Exact name of registrant as specified in its charter)

           999 Bishop Street, Honolulu, Hawaii 96813 (808) 525-7000
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $1.00 per share
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           (Title of each class of securities covered by this Form)





                 9.50% Quarterly Income Preferred Securities
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
PLEASE PLACE AN X IN THE BOX(ES) TO DESIGNATE THE APPROPRIATE RULE PROVISION(S) RELIED UPON TO TERMINATE OR SUSPEND THE DUTY TO FILE REPORTS:

        Rule 12g-4(a)(1)(i)     [x]             Rule 12h-3(b)(1)(i)     [x]
        Rule 12g-4(a)(1)(ii)    [ ]             Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(ii)    [ ]             Rule 12h-3(b)(2)(ii)    [ ]
                                                Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice
date:   One
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Pursuant to the requirements of the Securities Exchange Act of 1934, BancWest
Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2001         By: /s/ William E. Atwater
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                                Name:   William E. Atwater
                                Title:  Senior Vice President, General
                                        Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
             General Rules and Rgulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.